UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )[1]

Care.com, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

141633107
(CUSIP Number)

LAUREN TAYLOR WOLFE
CHRISTIAN ASMAR
IMPACTIVE CAPITAL LP
152 West 57th Street, 17th Floor
New York, New York 10019

MARC WEINGARTEN, ESQ.
ANELIYA CRAWFORD, ESQ.
SCHULTE ROTH & ZABEL LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 13 Pages)

________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141633107	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Impactive Sierra Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 141633107	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 141633107	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 141633107	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 141633107	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 141633107	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,215,677
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,215,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,215,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 141633107	SCHEDULE 13D	Page 8 of 13 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Care.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 77 Fourth Avenue, Fifth Floor, Waltham, MA 02451.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by:

(i)	Impactive Sierra Fund LP, a Delaware limited partnership (“Impactive Sierra”), with respect to the Shares directly and beneficially owned by it;

(ii)	Impactive Capital GP LLC, a Delaware limited liability company (“Impactive GP”), as the general partner of Impactive Sierra;

(iii)	Impactive Capital LP, a Delaware limited partnership (“Impactive Capital”), as the investment manager of Impactive Sierra;

(iv)	Impactive Capital LLC, a Delaware limited liability company (“Impactive Capital GP”), as the general partner of Impactive Capital;

(v)	Lauren Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP; and

(vi)	Christian Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is 152 West 57th Street, 17th Floor, New York, New York 10019.

(c)	The principal business of Impactive Sierra is investing in securities. The principal business of Impactive GP is serving as the general partner of Impactive Sierra. The principal business of Impactive Capital is serving as the investment manager of Impactive Sierra. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital. The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of each of Impactive GP and Impactive Capital GP.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 141633107	SCHEDULE 13D	Page 9 of 13 Pages

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Impactive Sierra, Impactive GP, Impactive Capital and Impactive Capital GP are organized under the laws of the State of Delaware. Ms. Taylor Wolfe and Mr. Asmar are citizens of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares purchased by Impactive Sierra were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,215,677 Shares beneficially owned by Impactive Sierra is approximately $24,148,928, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and intend to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations and expenses, strategic alternatives and direction, management, Board composition, and capital structure and allocation, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, the “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 141633107	SCHEDULE 13D	Page 10 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,128,379 Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

A.	Impactive Sierra

(a)	As of December 20, 2019, Impactive Sierra directly beneficially owned 2,215,677 Shares.

Percentage: Approximately 6.7%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,215,677
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,215,677

(c)	The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

B.	Impactive GP

(a)	As the general partner of Impactive Sierra, Impactive GP may be deemed to beneficially own the 2,215,677 Shares owned by Impactive Sierra.

Percentage: Approximately 6.7%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,215,677
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,215,677

(c)	Impactive GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 141633107	SCHEDULE 13D	Page 11 of 13 Pages

C.	Impactive Capital

	(a)	As the investment manager of Impactive Sierra, Impactive Capital may be deemed to beneficially own the 2,215,677 Shares owned by Impactive Sierra.

Percentage: Approximately 6.7%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,215,677
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,215,677

(c)	Impactive Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

D.	Impactive Capital GP

	(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 2,215,677 Shares owned by Impactive Sierra.

Percentage: Approximately 6.7%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,215,677
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,215,677

(c)	Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

E.	Ms. Taylor Wolfe and Mr. Asmar

	(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 2,215,677 Shares owned by Impactive Sierra.

Percentage: Approximately 6.7%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,215,677
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,215,677

CUSIP No. 141633107	SCHEDULE 13D	Page 12 of 13 Pages

(c)	None of Ms. Taylor Wolfe or Mr. Asmar has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by Impactive Sierra. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 20, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

	99.1	Joint Filing Agreement by and among Impactive Sierra Fund LP, Impactive Capital GP LLC, Impactive Capital LP, Impactive Capital LLC, Lauren Taylor Wolfe and Christian Asmar, dated December 20, 2019.

CUSIP No. 141633107	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

Impactive Sierra Fund LP

By:	Impactive Capital GP LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)*	Low Price per Share ($)	High Price per Share ($)	Date of Purchase/Sale

IMPACTIVE SIERRA FUND LP

Purchase of Shares	112,754	10.9002	N/A	N/A	10/21/2019
Purchase of Shares	38,200	11.1704	N/A	N/A	10/25/2019
Purchase of Shares	1,300	11.6000	N/A	N/A	11/19/2019
Purchase of Shares	84,430	12.6564	12.5000	12.7411	12/16/2019
Purchase of Shares	151,049	12.9606	12.9142	12.9961	12/17/2019
Purchase of Shares	183,841	13.1496	N/A	N/A	12/18/2019
Purchase of Shares	156,857	13.2828	N/A	N/A	12/19/2019

* Reflects the average price per share to the extent low and high prices are disclosed herein, with such Shares purchased in multiple transactions at the price ranges set forth herein. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth herein. All prices reported herein exclude commission.